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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08027243

Mail SEC

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-50269

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Alpine Partners, L.P.**

OFFICIAL USE ONLY
FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Union Avenue
(No. and Street)

Cresskill	**New Jersey**	**07626**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Post — **(201) 871-0866** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

Securities and Exchange Commission
RECEIVED
FEB 29 2008
Office of Compliance Inspection and Examinations

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald Post, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o Alpine Partners, L.P., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Eckert Corp., General Partner of Alpine Partners, L.P.

Title

ELAINE GIORDANO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Jan. 28, 2010

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ALPINE PARTNERS, L.P.

Financial Statements and Schedules

(With Independent Auditors' Report on Internal Control
Pursuant to SEC Rule 17a-5)

December 31, 2007

(With Independent Auditors' Report Thereon)

ALPINE PARTNERS, L.P.

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Partners
Alpine Partners, L.P.:

We have audited the accompanying statement of financial condition of Alpine Partners, L.P. (the Partnership), including the condensed schedule of investments, as of December 31, 2007, and the related statements of income, changes in partnership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpine Partners, L.P. as of December 31, 2007, and the results of its operations, the changes in partnership capital, and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2008

ALPINE PARTNERS, L.P.

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	1,368,572
Deposits with clearing organizations		2,258,216
Securities owned, at market value (cost $217,604,545) (note 5)		217,553,305
Securities owned, not readily marketable, at fair value (cost $9,428,860)		8,413,783
Receivables from brokers, dealers, and clearing organizations (notes 4 and 5)*		148,434,773
Receivable from affiliates (note 3)		31,502
Dividends and interest receivable		350,997
Other assets		2,019
Total assets	$	378,413,167

Liabilities and Partnership Capital

Liabilities:		
Securities sold, not yet purchased, at market value (cost $56,701,355) (note 5)	$	58,493,926
Payables to brokers, dealers, and clearing organizations (notes 4 and 5)*		119,711,633
Payable to affiliates (note 3)		327,836
Dividends and interest payable		474,073
Accounts payable, accrued expenses, and other liabilities		513,604
Total liabilities		179,521,072
Commitments and contingencies		
Partnership capital:		
General partner		1,000
Limited partners		198,891,095
Total partnership capital (note 6)		198,892,095
Total liabilities and partnership capital	$	378,413,167

* Includes $49,652,751 of securities borrowed which have been reloaned to other counterparties.

See accompanying notes to financial statements.

ALPINE PARTNERS, L.P.

Condensed Schedule of Investments

December 31, 2007

		Value
Securities owned, at market value (109.38%):		
Common stock (98.83%):		
Communications (4.72%)	$	9,379,521
Consumer (4.52%)		8,983,548
Energy (7.78%)		15,482,096
Financial (9.54%)		18,982,114
Healthcare (7.75%)		15,415,635
Industrial (15.35%)		30,531,008
Internet (0.38%)		759,528
Manufacturing (7.64%)		15,200,285
Media and entertainment (7.24%)		14,397,020
Pharmaceutical (12.08%)		24,025,187
Real estate (1.88%)		3,729,300
Technology (17.49%)		34,791,124
Other (2.46%)		4,900,015
Total common stock (cost $197,018,260)		196,576,381

(Continued)

ALPINE PARTNERS, L.P.

Condensed Schedule of Investments

December 31, 2007

	Value
Securities owned, at market value, continued:	
Convertible bonds (9.88%):	
Communications (0.44%)	876,914
Consumer (1.79%)	3,560,509
Energy (0.63%)	1,241,609
Financial (0.30%)	591,168
Healthcare (0.16%)	322,420
Industrial (0.74%)	1,462,706
Manufacturing (3.13%)	6,228,553
Pharmaceutical (0.37%)	741,425
Technology (2.32%)	4,621,272
Total convertible bonds (cost $18,880,017)	19,646,576
Preferred stock (0.65%):	
Healthcare (0.65%)	1,291,270
Total preferred stock (cost $1,648,234)	1,291,270
Options (0.02%):	
Pharmaceutical (0.02%)	39,078
Total options (cost $58,034)	39,078
Total securities owned, at market value (cost $217,604,545)	$ 217,553,305

	Securities owned, at market value	Percentage of securities owned, at market value
Country composition:		
United States	$ 170,771,053	78.50%
Canada	21,148,623	9.72
Spain	5,620,834	2.58
Taiwan	4,611,027	2.12
France	2,835,858	1.30
Russia	2,584,320	1.19
Netherlands	2,568,020	1.18
Japan	1,812,298	0.83
Great Britain	1,427,660	0.66
Germany	1,330,637	0.61
Bermuda	1,082,751	0.50
Singapore	747,720	0.34
Switzerland	672,736	0.31
Greece	339,768	0.16
	$ 217,553,305	100.00%

(Continued)

ALPINE PARTNERS, L.P.

Condensed Schedule of Investments

December 31, 2007

		Value
Securities owned, not readily marketable, at fair value (4.23%):		
Common stock (2.44%):		
Communications (0.02%)	$	48,544
Consumer (0.04%)		71,601
Energy (1.31%)		2,614,554
Financial (0.07%)		148,160
Industrial (0.57%)		1,142,868
Internet (0.04%)		75,639
Manufacturing (0.39%)		768,794
Total common stock (cost $4,221,878)		4,870,160
Distressed bonds (0.84%):		
Consumer (0.84%)		1,662,640
Total distressed bonds (cost $1,945,547)		1,662,640
Privately held securities (0.95%):		
Communications (0.17%)		334,000
Consumer (0.33%)		658,730
Energy (0.06%)		124,950
Financial (0.32%)		637,709
Industrial (0.04%)		74,567
Real estate (0.01%)		19,091
Technology (0.02%)		31,936
Total privately held securities (cost $3,261,435)		1,880,983
Total securities owned, not readily marketable, at fair value (cost $9,428,860)	$	8,413,783

		Securities owned, not readily marketable, at fair value	Percentage of securities owned, not readily marketable, at fair value
Country composition:			
United States	$	5,912,509	70.27%
Channel Islands		2,501,274	29.73
	$	8,413,783	100.00%

(Continued)

ALPINE PARTNERS, L.P.

Condensed Schedule of Investments

December 31, 2007

		Value
Securities sold, not yet purchased, at market value (29.41%):		
Common stock (14.30%):		
Communications (0.16%)	$	324,846
Consumer (1.77%)		3,519,741
Financial (3.73%)		7,426,184
Healthcare (0.47%)		921,703
Industrial (1.95%)		3,879,448
Internet (0.34%)		672,458
Manufacturing (0.61%)		1,217,842
Pharmaceutical (0.22%)		440,772
Technology (2.77%)		5,514,232
Other (2.28%)		4,515,924
Total common stock (proceeds $27,294,983)		28,433,150
Exchange traded funds (15.11%):		
Other - SPDR TR (15.11%)		30,060,776
Total exchange traded funds (proceeds $29,406,372)		30,060,776
Total securities sold, not yet purchased, at market value (proceeds $56,701,355)	$	58,493,926

		Securities sold, not yet purchased, at market value	Percentage of securities sold, not yet purchased, at market value
Country composition:			
United States	$	49,843,888	85.21%
Canada		4,770,590	8.16
Australia		3,879,448	6.63
	$	58,493,926	100.00%

(Continued)

ALPINE PARTNERS, L.P.

Condensed Schedule of Investments

December 31, 2007

	Shares		Value
Shorts against the box – held long (112.11%):			
Communications (15.58%):			
AT&T Corp. (11.52%)	551,339	$	22,913,649
Other (4.06%)			8,081,855
Total communications			30,995,504
Energy (10.96%):			
National Oilwell Varco Inc (5.74%)	155,400		11,415,684
Other (5.22%)			10,374,670
Total energy			21,790,354
Financial (24.02%):			
Bank of America Corp. (6.35%)	306,182		12,633,069
Travelers Companies Inc (6.42%)	237,157		12,759,047
Wachovia Corp New (7.79%)	407,635		15,502,359
Other (3.46%)			6,887,370
Total financial			47,781,845
Healthcare (3.54%)			7,039,747
Industrial (2.61%)			5,181,929
Internet (1.74%)			3,470,866
Manufacturing (9.53%)			18,958,461
Media and entertainment (7.27%)			14,466,678
Pharmaceutical (15.38%):			
Amerisourcebergen Corp. (12.20%)	540,676		24,260,132
Other (3.18%)			6,322,999
Total pharmaceutical			30,583,131
Technology (14.29%):			
Adobe Systems Inc (9.50%)	442,000		18,886,660
Other (4.79%)			9,529,350
Total technology			28,416,010
Other – Thermo Fisher Scientific Inc (7.19%)			14,302,794
Total shorts against the box – held long (cost $206,662,488)		$	222,987,319

ALPINE PARTNERS, L.P.

Condensed Schedule of Investments

December 31, 2007

	Shares		Value
Shorts against the box – held short (112.11%):			
Communications (15.58%):			
AT&T Corp. (11.52%)	551,339	$	22,913,649
Other (4.06%)			8,081,855
Total communications			30,995,504
Energy (10.96%):			
National Oilwell Varco Inc (5.74%)	155,400		11,415,684
Other (5.22%)			10,374,670
Total energy			21,790,354
Financial (24.02%):			
Bank of America Corp. (6.35%)	306,182		12,633,069
Travelers Companies Inc (6.42%)	237,157		12,759,047
Wachovia Corp New (7.79%)	407,635		15,502,359
Other (3.46%)			6,887,370
Total financial			47,781,845
Healthcare (3.54%)			7,039,747
Industrial (2.61%)			5,181,929
Internet (1.74%)			3,470,866
Manufacturing (9.53%)			18,958,461
Media and entertainment (7.27%)			14,466,678
Pharmaceutical (15.38%):			
Amerisourcebergen Corp. (12.20%)	540,676		24,260,132
Other (3.18%)			6,322,999
Total pharmaceutical			30,583,131
Technology (14.29%):			
Adobe Systems Inc (9.50%)	442,000		18,886,660
Other (4.79%)			9,529,350
Total technology			28,416,010
Other – Thermo Fisher Scientific Inc (7.19%)			14,302,794
Total shorts against the box – held short (proceeds $266,814,001)		$	222,987,319

Unless otherwise noted investment percentages are based upon are based percentage of total partnership capital.

See accompanying notes to financial statements.

ALPINE PARTNERS, L.P.

Statement of Income

Year ended December 31, 2007

Revenues:		
Interest earned from borrowed securities	$	8,745,832
Trading and arbitrage gains		22,682,817
Dividend income		4,419,106
Interest income		1,182,652
Total revenues		37,030,407
Expenses:		
Interest incurred on loaned securities		7,920,899
Advisory fee (note 3)		4,822,622
Operating expenses (note 3)		1,041,984
Interest expense		4,784,791
Dividends on securities sold short		1,233,065
Commissions and clearing costs		1,148,442
Legal fees and other professional services		261,504
Compensation of the general partner (note 3)		50,000
Total expenses		21,263,307
Net income	$	15,767,100

See accompanying notes to financial statements.

ALPINE PARTNERS, L.P.

Statement of Changes in Partnership Capital

Year ended December 31, 2007

		General partner	Limited partners	Total
Balance as of December 31, 2006	$	3,026	188,628,691	188,631,717
Capital contributions		—	17,568,254	17,568,254
Capital withdrawals		(9,234)	(23,065,742)	(23,074,976)
Net income		7,208	15,759,892	15,767,100
Balance as of December 31, 2007	$	1,000	198,891,095	198,892,095

See accompanying notes to financial statements.

ALPINE PARTNERS, L.P.

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	15,767,100
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Securities owned, at market value		80,378,571
Securities owned, not readily marketable, at fair value		1,608,698
Deposits with clearing organizations		(1,650,000)
Receivables from brokers, dealers, and clearing organizations		28,160,423
Receivable from affiliate		103,897
Dividends and interest receivable		214,134
Other assets		20
Increase (decrease) in operating liabilities:		
Securities sold, not yet purchased, at market value		(14,059,396)
Payables to brokers, dealers, and clearing organizations		(104,073,381)
Payable to affiliates		99,368
Dividends and interest payable		108,843
Accounts payable, accrued expenses, and other liabilities		35,568
Net cash provided by operating activities		6,693,845
Cash flows from financing activities:		
Capital contributions		17,568,254
Capital withdrawals		(23,074,976)
Net cash used in financing activities		(5,506,722)
Net increase in cash and cash equivalents		1,187,123
Cash and cash equivalents, beginning of year		181,449
Cash and cash equivalents, end of year	$	1,368,572
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	13,456,849

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Alpine Partners, L.P. (the Partnership) is a limited partnership organized under the laws of New Jersey. The general partner (Eckert Corporation) is a corporation whose sole shareholder is also a limited partner.

The Partnership trades equity securities, convertible debt, options, swaps, futures contracts, and other financial instruments for its own account. These trading activities are primarily related to merger arbitrage.

The Partnership is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

Profits and losses are allocated as follows:

a. Net profits, after a 12% priority distribution to the limited partners (as defined in the Partnership Agreement), but only until the Partnership shall earn a 20% return, are allocated 70% to the limited partners and 30% to the general partner. Subsequent to the Partnership earning a 20% return, net profits are allocated 80% to the limited partners and 20% to the general partner.

b. Net losses are allocated first to the general partner based on its share of capital (as defined), and the remaining net losses are allocated to the limited partners. Net profits allocated to the general partner are not subject to reduction by net losses if a limited partner withdraws capital and a portion of the withdrawal represents profits in excess of the priority distribution.

(2) Significant Accounting Policies

(a) Securities

Securities transactions are recorded on a trade-date basis. Marketable securities, convertible bonds, total return equity swaps, and options are valued at market value based on quoted market prices. Investments (including private equity and distressed debt investments), which are not readily marketable, are valued at their estimated fair value as determined by the general partner. Short against the box represents equity securities sold, not yet purchased, for which the Partnership has a corresponding equity securities-owned position.

Securities borrowed and securities loaned are carried at contract value. Interest income and expense on securities borrowed and loaned transactions are recorded as interest earned from borrowed securities and interest incurred on loaned securities, respectively, in the accompanying statement of income.

(b) Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at year-end spot exchange rates, with resulting gains and losses reflected in the accompanying statement of income as a component of trading and arbitrage gains.

(c) Cash Equivalents

The Partnership considers demand deposits and short-term fixed income high quality investments with maturities of less than three months to be cash equivalents.

(d) ***Taxes***

In accordance with federal income tax regulations, income taxes are the responsibility of the individual partners. Consequently, no provision or liability for federal income taxes has been reflected in the accompanying financial statements. As a New Jersey limited partnership, the Partnership is subject to a minimal New Jersey tax filing fee.

(e) ***Trading and Arbitrage Gains***

Trading and arbitrage gains includes both net realized and unrealized gains and losses on securities owned and securities sold.

(f) ***Preparation of Financial Statements***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the valuation of certain investments, disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Transactions with Related Parties

The Partnership is a limited partnership, managed by the general partner. The partnership agreement provides that the compensation of the general partner shall not exceed $50,000 per year without the consent of 75% of the limited partners' interests.

An agreement exists between the Partnership and a company that is owned by the spouse of the sole shareholder of the Partnership's general partner (the trading advisor) to provide research assistance and advice in connection with merger arbitrage transactions and trading decisions for the Partnership in return for an advisory fee. The trading advisor is also engaged as trading advisor for eight other entities in a business similar to the Partnership's. Similar trading strategies are employed by the trading advisor for these eight other entities. The advisory fee, which is included in the accompanying statement of income, is determined monthly and is 0.2% of the Partnership's average capital balance during such month.

Pursuant to agreements between the Partnership and five of the eight other entities engaged in a business similar to that of the Partnership (the Agreements), the Partnership will share with the five other entities all realized and unrealized gains and losses derived from its distressed securities in order to permit such entities to participate, on a substantially parallel basis, in the economic equivalent of such investments without undue effort or expense.

Any party receiving an allocation of a participation in respect of such distressed securities investments shall, at the end of each calendar month, receive from, or pay to, as appropriate, the Partnership, an amount equal to any profit or loss attributable to such investments during the month. Profits and losses are allocated pro rata among the parties based upon the underlying capital of each entity.

In accordance with the Agreements, the entities will also pay monthly interest to the Partnership, an amount reflecting the use of capital for holding such investments. Interest payments are based upon the current 30-day LIBOR rate applied to the Partnership's pro rata allocation of the underlying distressed and futures securities portfolio.

An agreement exists between the Partnership and an affiliate of the Partnership's general partner. This affiliate (the administrative affiliate) performs various administrative services including research, back-office operations, trade executions, and other personnel services, as well as furnishes office space, to the Partnership. The Partnership shares services provided by the administrative affiliate with eight other entities engaged in a business similar to the Partnership's. During 2007, total administrative fees were $577,793, which are included in operating expenses in the statement of income.

The amounts due to and from affiliates incurred as of December 31, 2007 are as follows:

		Balance December 31, 2007
Due from:		
Alpine Associates Offshore Fund, Ltd.	$	4,950
Alpine Associates Offshore Fund II, Ltd.		4,563
Alpine Associates II, L.P.		15,953
Palisades Partners, L.P.		6,036
	$	31,502
Due to:		
Alpine Associates, A Limited Partnership	$	276,512
Administrative affiliate		51,324
	$	327,836

The Partnership did not incur any interest expense during the year pertaining to related party balances.

(4) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

As of December 31, 2007, receivables from and payables to brokers, dealers, and clearing organizations included approximately $111.5 million of securities borrowed and approximately $90.4 million of securities loaned, respectively.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require the Partnership to deposit cash with the lender. With respect to securities loaned, the Partnership receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2007, the Partnership has received securities with a market value of approximately $107.5 million related to its securities borrowed transactions. As of December 31, 2007, the Partnership has pledged securities with a market value of approximately $57.5 million related to its securities loaned transactions. Alpine continues to report assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or re-pledge the assets.

(5) Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Partnership's activities involve execution, settlement, and financing of various securities transactions primarily on U.S. and European stock and futures exchanges. These

activities may expose the Partnership to counterparty risk. Such counterparties represent principally major brokerage institutions. The Partnership monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of pledged securities on a daily basis and requiring adjustments of collateral levels in the event of excess market exposure.

The Partnership may be exposed to off-balance sheet market risk for securities sold, not yet purchased, should the value of such securities rise. Additionally, futures contracts are subject to market risk. The Partnership monitors such off-balance sheet market risk and takes appropriate action to reduce such risk as required.

The Partnership enters into exchange-traded equity index futures and equity option positions to hedge its arbitrage trading positions. The Partnership will also enter into exchange-traded interest rate and foreign exchange futures to hedge interest rate and currency exposures. The Partnership also enters into certain swap contracts for purposes other than hedging. All derivative instruments are recorded at fair value in the statement of financial condition with the resultant changes in fair value of derivatives recorded as a component of trading and arbitrage gains in the accompanying statement of income. The following notional amounts of these derivatives as of December 31, 2007 are not reflected in the statement of financial condition but are indicators of volume of transactions.

Equity options	$	834,500
Total return equity swaps		
Great Britain		25,982,556
Canada		17,775,260
Australia		2,232,965
United States		2,028,795
		48,019,576

(6) Net Capital

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule). Under the alternative method permitted by the Rule, the required net capital, as defined, shall be the greater of $250,000 or 2% of aggregate debit items, as defined. As of December 31, 2007, the Partnership's net capital was $154,209,690, which was $153,959,690 in excess of regulatory requirements. Capital may not be withdrawn from the Partnership to the extent that capital is required to maintain continued compliance with the Rule.

Proprietary accounts held at Bear Stearns Securities Corp., Deutsche Bank AG, and Credit Suisse, LLC (collectively, the Brokers) (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between the Partnership and the Brokers, which requires, among other things, the Brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

(7) Fair Value of Financial Instruments

All financial instruments are carried at fair value with the resultant changes in fair value reflected in trading and arbitrage gains in the statement of income.

(8) Commitments and Contingencies

In its normal course of business, the Partnership is subject to examinations and requests for information from its regulators. The Partnership has complied with these requests and does not expect the resolution of any will result in a material adverse effect on the Partnership's financial position or results of operations.

(9) Financial Highlights

Financial highlights for the Partnership for the year ended December 31, 2007 were as follows:

Total return	8.38%

Total return is calculated based on net assets for the limited partner class taken as a whole. An individual investor's return may vary from these returns based on the timing of capital transactions.

The following table presents net investment loss and operating expenses to average net asset ratios for the year ended December 31, 2007:

Net investment loss	(3.06)%
Operating expenses	6.83

The net investment loss and operating expense ratios are calculated based on average monthly net assets of limited partners. Net investment loss is calculated based on interest earned from borrowed securities, dividends, and interest less total expenses. Operating expenses are calculated based on total expenses less interest incurred on loaned securities. The computation of such ratios are based on the amount of net investment loss and operating expenses assessed to an individual limited partner's capital may vary from these ratios based on the timing of capital transactions.

Schedule I

ALPINE PARTNERS, L.P.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2007

Computation of net capital:				
Total partners' capital			$	198,892,095
Deduction and/or charges:				
Nonallowable assets	$	8,465,893		
Other		39,078		8,504,971
Net capital before haircut on firm securities				190,387,124
Haircuts on firm securities				36,177,434
Net capital				154,209,690
Computation of alternative net capital requirements:				
Minimum net capital requirement				250,000
Excess net capital			$	153,959,690
Net capital in excess of 5% of aggregate debit items or 120% of minimum net capital requirements, whichever is greater			$	153,909,690

The above computation does not differ materially from the Partnership's computation of net capital filed with FOCUS Form X-17A-5 Part IIA as filed on January 25, 2008 with the Financial Industry Regulatory Authority.

See accompanying independent auditors' report.

(Continued)

Schedule I

ALPINE PARTNERS, L.P.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2007

Schedule of Nonallowable Assets		**Amount**
Securities owned, not readily marketable, at fair value	$	8,413,783
Receivables from affiliates		31,502
Interest receivables on nonallowable assets		18,589
Other assets		2,019
Total nonallowable assets	$	8,465,893

See accompanying independent auditors' report.

ALPINE PARTNERS, L.P.

Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2007

		Amount
Credit balances:		
Free credit balance and other credit balance in customers' security accounts	$	—
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		—
Customers' securities failed to receive		—
Credit balances in firm accounts which are attributable to principal sales to customers.		—
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		—
Market value of short security count differences over 30 calendar days old		—
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		—
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.		—
Other		—
Total credits	$	—
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to	$	—
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		—
Failed to deliver of customers' securities not older than 30 calendar days		—
Margin required and on deposit with the Options: Clearing Corporation for all options contracts written or purchased in customer accounts		—
Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization		—
Market value of stock dividends, stock splits and similar distributions		—
Other		—
Aggregate debit items		—
less 3% (for alternative method only)		—
Total 15c3-3 debits	$	—

Note – There are no differences between this computation and the amended computation filed by the Company on Securities and Exchange Commission Form X-17A-5 as of January 25, 2008.

See accompanying independent auditor's report.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5

The Partners
Alpine Partners, L.P.:

In planning and performing our audit of the financial statements of Alpine Partners, L.P. (the Partnership) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Partnerships including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in conformity with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, Limited Partners, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2008

END